SEC FILE NO. 70-10079

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

CERTIFICATE PURSUANT TO

RULE 24

OF PARTIAL COMPLETION OF

TRANSACTIONS

FIRSTENERGY CORP.

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                                                                     :
                In the matter of                                   :
                FirstEnergy Corp.                                : Certificate Pursuant
                                                                                            : to Rule 24 of Partial
                                                                     : Completion of
                                       : Transactions
                  :
                 SEC File No. 70-10079                       :
            (Public Utility Holding Company Act     :
            of 1935)                                             :
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TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Application filed in SEC File No. 70-10079 have been carried out in accordance with the Commission’s Order dated December 19, 2002, as follows:

FirstEnergy requested authority to invest, through December 31, 2005, up to $100 million in: (1) new or existing Low Income Housing Tax Credits (LIHTC Projects) located anywhere in the United states; and (2) historic building or other qualified rehabilitated building projects (Section 47 Projects) located within their service territories (collectively, “Tax Credit Projects”.

1.
A copy of the unaudited financial statements of Ohio Edison Company (OE) (including a Consolidated Balance Sheet and Statement of Income) as of and for the twelve months ended December 31, 2004 is attached as Exhibit A.

2.	During the period July 1, 2004 through December 31, 2004, there were no revenues and any form of compensation received from any and all Tax Credit Projects directly or indirectly owned.

3.	No investment was made to new Tax Credit Projects during the period July 1, 2004 through December 31, 2004.

4. Amount authorized to invest in the Tax Credit Projects as of July 1, 2004	$100,000,000

Investment during the period July 1, 2004 through December 31, 2004	-0-

Amount available to invest in the Tax Credit Projects as of December 31, 2004	$100,000,000

5.	The following is a list of LIHTC project investments currently held by FirstEnergy and its subsidiaries as of December 31, 2004:

Apollo Tax Credit Fund - III, L. P.	$4,500,000
Apollo Tax Credit Fund - IX, L. P.	29,873,702
Boston Capital Corporate Tax Credit Fund IV, L. P.	2,063,483
Boston Capital Corporate Tax Credit Fund X, L. P.	5,341,538
Boston Capital Corporate Tax Credit Fund XIV, L. P.	11,574,200
Boston Capital Corporate Tax Credit Fund XVII, L. P.	6,782,570
Boston Financial Institutional Tax Credit Fund III, L. P.	4,650,000
Boston Financial Institutional Tax Credit Fund V, L. P.	2,500,000
Boston Financial Institutional Tax Credit Fund XVI, L. P.	4,863,500
Marion Senior Housing Limited Partnership	2,176,588
McDonald Corporate Tax Credit Fund LP	2,500,000
McDonald Corporate Tax Credit Fund - 1995 LP	5,000,000
McDonald Corporate Tax Credit Fund - 1996 LP	10,000,000
McDonald Ohio Tax Credit Fund - 1998 LP	5,000,000
Ohio Equity Fund for Housing LP II	998,535
USA Institutional Tax Credit Fund VII LP	3,850,000
Total	$101,674,116

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

FIRSTENERGY CORP.

Date: March 10, 2005	By:	/s/ Harvey L. Wagner
Vice President, Controller
and Chief Accounting Officer